                                                      --------------------------
                                                            OMB APPROVAL
                                                      --------------------------
                                                      OMB Number:  3235-0145
                                                      --------------------------
                                                      Expires:  October 31, 1997
                                                      --------------------------
                                                      Estimated average burden
                                                      hours per response...14.90
                                                      --------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                         NETFRAME SYSTEMS INCORPORATED
                         -----------------------------
                               (Name of Issuer)

                   COMMON STOCK, $0.001 PAR VALUE PER SHARE
          (INCLUDING THE ASSOCIATED PREFERRED SHARE PURCHASE RIGHTS)
           --------------------------------------------------------
                        (Title of Class of Securities)

                                  64-1106109
                                  ----------
                                (CUSIP Number)


        RODERIC W. LEWIS, MICRON TECHNOLOGY, INC., 8000 S. FEDERAL WAY,
               P.O. BOX 6, BOISE, ID 83707-0006  (208) 368-4000
               ------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 28, 1997
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_]

- -----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 2 OF 4 PAGES
- -----------------------                                  ---------------------

- ------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      MICRON TECHNOLOGY, INC.
      75-1618004

- ------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]

- ------------------------------------------------------------------------------
      SEC USE ONLY
 3


- ------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      N/A

- ------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
 5    ITEMS 2(d) or 2(e)                                                   [_]


- ------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      STATE OF DELAWARE

- ------------------------------------------------------------------------------
                          SOLE VOTING POWER
                      7
     NUMBER OF            -0-

      SHARES         ---------------------------------------------------------
                         SHARED VOTING POWER
   BENEFICIALLY       8
                         100% /1/
     OWNED BY
                     ---------------------------------------------------------
       EACH              SOLE DISPOSITIVE POWER
                      9
     REPORTING           -0-

      PERSON         ---------------------------------------------------------
                         SHARED DISPOSITIVE POWER
       WITH          10
                         SEE ITEM 8 ABOVE
- --------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      100% of outstanding shares of Common Stock /1/

- --------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
12
      N/A

- ------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      100%

- ------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14

      CO
- ------------------------------------------------------------------------------
/1/ The Issuer was acquired on August 28, 1997 by Micron Electronics, Inc. ("Micron Electronics") pursuant to a merger of Payette Acquisition Corporation ("Payette"), a wholly-owned subsidiary of Micron Electronics, with and into the Issuer with the Issuer being the surviving corporation upon the merger and thereby becoming a wholly-owned subsidiary of Micron Electronics. Upon the merger of Payette and the Issuer, the separate corporate existence of Payette ceased. Prior to the merger, Payette held approximately 62.8% of the Issuer's Common Stock acquired pursuant to a tender offer commenced by Payette which was consummated on July 18, 1997. Micron Electronics is a majority-owned subsidiary of Micron Technology, Inc.

- -----------------------                                  ---------------------
 CUSIP NO. 64-1106109             SCHEDULE 13D             PAGE 3 OF 4 PAGES
- -----------------------                                  ---------------------


  Neither the filing of this Amendment No. 2 to the Schedule 13D and amendments thereto, filed with the Securities and Exchange Commission on June 20, 1997 and July 29, 1997 (as amended, this "STATEMENT") nor any of its contents shall be deemed to constitute an admission by Micron Technology, Inc., a Delaware corporation, that it is the beneficial owner of any of the Common Stock referred to herein, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

  This Amendment No. 2 to Schedule 13D constitutes a statement relating to the acquisition on August 28, 1997 by Micron Electronics, Inc., a Minnesota corporation ("Micron Electronics"), of all outstanding shares of Common Stock, $0.001 par value per share, together with all associated rights (the "Shares") of NetFRAME Systems Incorporated, a Delaware corporation (the "Issuer"), which were not previously owned by Micron Electronics or any of its direct or indirect subsidiaries. The acquisition was effected pursuant to a merger of Micron Electronics' wholly-owned subsidiary, Payette Acquisition Corporation ("Payette") with and into the Issuer (the "Merger"). Because Micron is a majority-owned subsidiary of Micron Technology, Inc., Micron Technology, Inc. may be deemed to beneficially own the shares acquired pursuant to the Merger and the Offer (as defined below).

  The Merger constitutes the second and final step of the acquisition of the Issuer by Micron. Pursuant to a tender offer (the "Offer") consummated on July 18, 1997, Payette acquired 8,775,554 Shares representing approximately 62.8% of the Issuer's Common Stock on such date.

Item 5.   Interest in Securities of the Issuer

    The acquisition of NetFrame was effected on August 28, 1997 pursuant to the Merger of Payette with and into the Issuer, with the Issuer being the surviving corporation (the "Surviving Corporation") upon the Merger and thereby becoming a wholly-owned subsidiary of Micron Electronics. The Merger was consummated following approval by the stockholders of the Issuer at a Special Meeting of Stockholders held August 27, 1997.

    Prior to the Merger, Payette held approximately 62.8% of the shares of Common Stock of the Issuer acquired by Payette upon consummation of the Offer on July 18, 1997. As a result of the Merger, Micron Electronics became the beneficial owner of 100% of the Issuer's Common Stock. Pursuant to the Merger, each of the outstanding Shares not held by Micron Electronics, Payette or any other subsidiary of Micron Electronics (other than those shares held by former NetFrame stockholders who have demanded and perfected any appraisal rights they may have under Delaware law) was converted into the right to receive $1.00, in cash without interest. Following the effective time of the Merger on August 28, 1997, the separate corporate existence of Payette ceased and each outstanding share of capital stock of Payette was converted into one share of Common Stock of the Surviving Corporation. Each share of the Issuer's Common Stock owned by Micron Electronics, Payette or any other subsidiary of Micron Electronics was automatically canceled and retired. The registration of the Issuer's Common Stock under Section 12 of the Securities and Exchange Act of 1934, as amended, was terminated by the Issuer pursuant to a Form
    15 filed with the Commission on August 29, 1997.

    In connection with Offer and the Merger, Micron Electronics was granted an option to purchase Shares representing a 19.9% equity stake in Issuer pursuant to a Stock Option Agreement, which agreement terminated upon consummation of the Offer.

                                   SIGNATURE


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




September 8, 1997                  Micron Technology, Inc.


                                   By: /s/ Roderic W. Lewis
                                      -----------------------------------
                                   Name: Roderic W. Lewis
                                        ----------------------------------
                                   Title: Vice President of Legal Affairs,
                                          General Counsel and
                                          Corporate Secretary